As filed with the Securities and Exchange Commission on May 29, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LIGHTPATH TECHNOLOGIES, INC.

(Exact name of registrant as specified in its Charter)

Delaware	3674	86-0708398
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2603 Challenger Tech Court, Suite 100

Orlando, Florida 32826

Telephone: (407) 382-4003

(Address, including zip code, and telephone number, including area code, of Registrant’s Principal Executive Offices)

J. JAMES GAYNOR, PRESIDENT & CHIEF EXECUTIVE OFFICER

LightPath Technologies, Inc.

2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826

Telephone: (407) 382-4003

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

JEFFREY E. DECKER, ESQUIRE

Baker & Hostetler LLP

200 South Orange Avenue, Suite 2300

Orlando, Florida 32801

Telephone: (407) 649-4017

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 426(e) under the Securities Act, check the following box. [    ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]

Non-accelerated filer [ ]	Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Stock, $.01 par value, previously issued or issuable upon exercise of warrants or conversion of debentures (2)	561,473	$0.56	$314,424.88	$18

(1)         Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low prices for LightPath’s Class A Common Stock as reported on The Nasdaq Stock Market on May 28, 2009.

(2) To be offered by selling stockholders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

LightPath Technologies, Inc. 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826 (407) 382-4003 561,473 SHARES OF CLASS A COMMON STOCK

This prospectus is part of a registration statement that relates to a public offering of up to 561,473 shares of our Class A Common Stock, $0.01 par value (the “common stock”), that were previously issued to our stockholders or are issuable upon the exercise of warrants held by certain of our stockholders (collectively, the “selling stockholders”). Our common stock is traded on The Nasdaq Stock Market (“Nasdaq”), on the Nasdaq Capital Market, under the symbol LPTH. The average of the high and low trade prices of the common shares as reported by Nasdaq on May 28, 2009, was $0.56 per common share.

Shares:

The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices. There is no underwriter with respect to this offering and each selling stockholder will determine the time of sale of shares made pursuant to this prospectus.

Proceeds:	We will not receive any of the proceeds from the sale of these shares. We will receive proceeds from the exercise of the warrants if such warrants are exercised.

Costs:

We will pay the costs relating to the registration of the shares of common stock offered by this prospectus. The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The information contained in this prospectus is not complete and may be changed. These securities may not be publicly sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction in which the offer or sale is not permitted.

You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2009.

You should rely only upon the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

Company Overview

LightPath Technologies, Inc. (“LightPath” or “Company” or “we”) manufactures optical components and higher level assemblies including precision molded glass aspheric optics, isolators, proprietary high performance fiber-optic collimators, GRADIUM glass lenses and other optical materials used to produce products that manipulate light, and designs, develops, manufactures and distributes optical components and assemblies utilizing advanced optical manufacturing processes. Our products are incorporated into a variety of applications by our customers in many industries, including defense products, medical devices, barcode scanners, optical data storage, hybrid fiber coax (datacom and telecom), machine vision and sensors among others. All the products that we produce enable lasers and imaging devices to do their jobs.

Overview of Offering

This prospectus relates to a public offering of up to 561,473 shares of our common stock that were previously issued to the selling stockholders or are issuable upon the exercise of warrants held by the selling stockholders or upon the conversion of debentures held by the selling stockholders.

In connection with a Securities Purchase Agreement dated as of August 1, 2008 (the “Securities Purchase Agreement”) we issued 8% senior convertible debentures which are currently convertible into a total of 1,426,466 shares of our common stock and warrants for the purchase of a total of 950,978 shares of our common stock, to the selling stockholders, plus warrants for the purchase of a total of 190,195 shares of common stock to First Montauk Securities Corp., the placement agent for the offering of the debentures to the selling stockholders, and its affiliates. The warrants are exercisable for a period of five years beginning on August 1, 2008 with 65% of the warrants, exercisable for 618,135 shares, priced at $1.68 per share and the remaining 35% of the warrants, exercisable for 332,843 shares, priced at $1.89 per share. If the selling stockholders exercise in full their respective warrants, we estimate that our net proceeds will be $1,667,540.

Pursuant to the terms of the debentures, interest on the debentures was to be payable quarterly commencing on October 1, 2008 until their maturity on August 1, 2011, and those payments could be paid in cash or our common stock. On August 1, 2008, we prepaid the interest due on October 1, 2008 by issuing 27,893 shares of common stock in payment of such interest. Selling stockholders who participated in our July 2007 common stock private placement equity were offered an incentive to invest in the debenture offering. Four selling stockholders from the 2007 offering participated in the debenture offering and as a result such selling stockholders were issued an aggregate of 73,228 shares of our common stock. On September 30, 2008 we filed a Registration Statement on Form S-3 (File No. 333-153743), as amended by a Pre-Effective Amendment No. 1 to Form S-3, filed on October 14, 2008 (the “2008 Registration Statement”), registering 3,428,264 shares of our Class A common stock, par value $0.01 per share, which was declared effective by the Securities and Exchange Commission (“SEC”) on October 16, 2008. The 2008 Registration Statement registered the shares of common stock that were previously issued to the selling stockholders or are issuable upon the exercise of warrants held by the selling stockholders or upon the conversion of the debentures held by the selling stockholders in connection with the Securities Purchase Agreement, and the shares of common stock which would be issued in lieu of interest payments.

Subsequent to the effective date of the 2008 Registration Statement, the Company requested that each of the debenture holders convert 25% of the principal amount of the debentures held by such holder into common stock (the “Conversion”). The Company approached the debenture holders to consider the

Conversion transaction based on its receipt of a notification from the Nasdaq Listing Qualifications of The Nasdaq Stock Market, LLC that the Company did not comply with Marketplace Rule 4310(c)(3), based on the Company’s failure to have a minimum of $2,500,000 in stockholders’ equity as of June 30, 2008. By converting a portion of the debentures, the Company would achieve the necessary minimum.

To effectuate the Conversion, on December 31, 2008, the Company and the debenture holders executed the First Amendment to 8% Senior Secured Convertible Debentures Due August 1, 2011. The material terms of the amendment are as follows:

(a) The interest conversion rate for the debentures was modified to allow interest to be paid in common stock when the current stock price is below $1.40 per share;

(b) Accrued interest on the unconverted and outstanding principal amount of each debenture for the period from October 1, 2008 through December 31, 2008 (the “Accrued Interest”) was paid on December 31, 2008 through the issuance of common stock, and following the Conversion all interest that would have accrued on the unconverted principal amount of each debenture from January 1, 2009 through the stated maturity date of the debenture would be prepaid (the “Prepaid Interest”) through the issuance of common stock; and

(c) The limitation that the market price of the common stock be at least $1.40 before the Company could pay interest in common stock was eliminated such that the Company could make all interest payments in common stock, including Accrued Interest and the Prepaid Interest.

Based upon the amendment, each of the debenture holders consummated the Conversion as of December 31, 2008, at a conversion price per common share of $1.54. The Company issued a total of 475,496 shares of common stock in connection with the Conversion. In addition, the Company issued to the debenture holders 76,079 shares of common stock in payment of the Accrued Interest and 589,613 shares of common stock in payment of the Prepaid Interest. Finally, in consideration of, and as an inducement to, the Conversion, the Company issued to the debenture holders warrants to purchase 369,999 shares of common stock. The warrants are exercisable for a period of five years beginning on December 31, 2008, and are exercisable at a price of $0.87 per share.

The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices. There is no underwriter with respect to this offering, and each selling stockholder will determine the time of sale of shares of common stock made pursuant to this prospectus. We will not receive any of the proceeds from the sale of these shares of common stock. We will receive proceeds from the exercise of the warrants if such warrants are exercised. We will pay the costs and fees of registering the shares of common stock offered by this prospectus, which we estimate to be approximately $16,132.27, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

RISK FACTORS

Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition, results of operations or cash flows. This could cause the trading price of our common stock to decline and you could lose all or part of your investment.

Risks Related To Our Business and Financial Results

Our Independent Auditors Have Expressed Substantial Doubt About Our Ability To Continue As A Going Concern. In their report dated September 26, 2008, our independent auditors stated that our consolidated financial statements for the years ending June 30, 2008 and 2007 were prepared assuming that we would continue as a going concern, and that they have substantial doubt about our ability to continue as a going concern. Our auditors’ substantial doubt is based on our incurring net losses and deficits in cash flows from operations and the significant reduction in revenue we experienced in fiscal 2008. The Company reported net losses of $3.4 million, $3.5 million and $5.6 million for fiscal years 2006, 2005 and 2004, respectively. Our current operating loss was $3.5 million for the nine months ended March 31, 2009 and our recurring operating losses during fiscal years 2008 and 2007 were $5.5 million and $2.6 million, respectively. In addition, cash used in operations for the nine months ended March 31, 2009 was $2.2 million and cash used in operations during fiscal years 2008 and 2007 were $3.4 million and $1.9 million, respectively. All of these factors indicate a substantial doubt about our ability to continue as a going concern.

Our Continuation As A Going Concern Is Dependent On Attaining Profitable Operations Through Achieving Revenue Growth Targets. As of March 31, 2009, we had an accumulated deficit of $201.3 million. We experienced a decline in revenue from our telecommunications customers of $4.9 million during fiscal 2008 compared to 2007. Our ability to continue as a going concern is dependent on attaining profitable operations through achieving revenue growth targets. We expect revenue to grow by seeking to improve gross margins and generate additional sales.

We expect margin improvements based on production efficiencies and reductions in costs. Since we have moved 95% of our precision molded optics to Shanghai we have reduced our workforce at our facility in Orlando, Florida and started a four day work week in March 2009. We have reduced the costs for medical insurance for our employees, and we have procured more favorable prices for certain of our materials. We have redesigned certain of our product lines and increased sales prices for certain items. Our current cost structure allows us to penetrate lower priced markets, specifically industrial laser tools and micro projectors, thereby generating additional sales. Our staffing levels and facilities can support increased sales volumes of up to three times our current levels. As our revenues grow we will be able to leverage the overhead (currently, 77% of our cost of goods are related to overhead costs) and generate higher gross margins. These higher gross margins will provide increased cash flows after some marginal increases in selling, administrative, new product development expenditures and for working capital requirements. There is no assurance, however, that we will be able to achieve the necessary cash flows from sales growth and gross margin improvements to sustain operations.

If general market conditions stay depressed for an extended period of time and we are unable to generate sufficient sales, we will have a difficult time achieving the necessary revenue growth, thereby further jeopardizing our ability to continue as a going concern after October 2009. Other factors which could adversely affect our cash balance in future quarters include, but are not limited to, a decline in revenue either due to lower sales unit volumes or decreasing selling prices or both, our ability to order supplies from vendors due to our slow payment history, collection demands from current suppliers and slow payments from our customers on accounts receivable.

We Have A Limited Amount Of Cash To Fund Our Continuing Operations. We believe the Company currently has sufficient cash to fund its operations through October 31, 2009 assuming our revenue stays at current levels and no additional sources of capital are used. The extent to which the Company can sustain its operations beyond this date will depend on our ability to generate cash from operations, increased revenues from low cost and infrared lenses or sale of non-strategic assets or from future equity or debt financing. In the event we are unable to increase revenues or obtain additional financing, we would need to take actions such as additional restructuring of operations to reduce costs, sale of non-strategic assets or discontinuing operations altogether. Should that occur, the sale value of our assets, especially inventory, property and equipment, intellectual property and other intangible assets may be such that significant adjustments to our consolidated financial statements would be required.

Our Ability To Seek Additional Financing Is Substantially Limited. We believe the Company has sufficient cash to fund operations through October 31, 2009. While we continue to take actions to reduce cash used in operations, there can be no assurance that we will generate sufficient cash to fund our future operations and growth strategies beyond October 2009. We will likely need to obtain additional external financing in the future. We do not have any commitments from others to provide additional financing in the future, and there can be no assurance that any such additional financing will be available if needed or, if available will be on terms favorable to us.

Should we find it necessary to raise more capital, we may find that such funds are either not available or are available only on terms that are unattractive in terms of cost, dilution of existing stockholders’ interests, or both. In addition, the current terms of the documents entered into in connection with the 2008 convertible debenture and warrant offering restrict our flexibility in raising funds. In the event that we find it necessary to raise additional funds to sustain operations and we are unable to do so, we would need to take actions such as additional restructuring of operations to reduce costs, sale of non-strategic assets or discontinuing operations altogether. Should that occur, the sale value of our assets, especially inventory, property and equipment, intellectual property and other intangible assets may be such that significant adjustments to our consolidated financial statements would be required.

We Received Notice From Nasdaq Regarding Our Compliance With Marketplace Rules. The Nasdaq Listing Qualifications of The Nasdaq Stock Market, LLC require us to comply with Marketplace Rule 4310(c)(3), which requires us to have a minimum of $2,500,000 in stockholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. We received a notification letter from Nasdaq Staff on May 20, 2009 noting the following: based on our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, our stockholders’ equity was $1,913,348. As of May 28, 2009, Nasdaq Staff determined that the market value of our listed securities was $3,338,227. We have reported net losses from continuing operations of $5,467,769, $2,614,629 and $3,368,881 for the fiscal years 2008, 2007 and 2006, respectively. We have until June 4, 2009 to respond to Nasdaq with a plan to achieve compliance with the listing requirements.

If, after the conclusion of Nasdaq Staff’s review process, Staff determines that our plan does not adequately address the issues raised by their letter, Staff will provide notification that our securities will be delisted. At that time, we may appeal Staff’s decision to a Nasdaq Listing Qualifications Panel. Such a request will stay the delisting of our shares pending the hearing and a determination by the Panel. There can be no assurance that the Panel will grant our request for continued listing. If our common stock is delisted trading of our common stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Bulletin Board.

If our common stock is delisted from The Nasdaq Capital Market, the market liquidity of our common stock will likely be significantly limited, which would reduce stockholders’ ability to sell our securities. Additionally, any such delisting would harm our ability to raise capital through alternative financing sources on acceptable terms, if at all, and may result in the loss of confidence in our financial stability by suppliers, customers and employees. In addition, a delisting may have an adverse impact on the price of our shares of common stock, the volatility of the price of our shares, and/or the liquidity of an investment in our shares of common stock.

Since We Have Been Unable To Pursue Our Joint Venture With CDGM, Our Business Growth May Be Slower Or Remain Flat. Our future success depends to a significant degree on our ability to transition a substantial portion of our business to high volume, lower cost productions. The rate at which we had planned on accomplishing this transition was, in turn, dependent on our ability to successfully launch our joint venture with CDGM. The joint venture has been terminated. Implementation of our business transition will take substantially longer, will require substantially greater investment of capital, time and other resources that may not be available to us, and may involve a significantly higher degree of risk of failure. Because we were unable to pursue our business strategy as previously planned, our results of operations, financial performance, and ability to continue to operate our business could be materially adversely affected.

We Have A History Of Losses And If We Continue To Incur Losses Our Business May Fail. We have incurred net losses of $5.5 million, $2.6 million, $3.4 million, $3.5 million and $5.6 million for fiscal 2008, 2007, 2006, 2005 and 2004, respectively. We incurred a net loss of $3.5 million for the nine months ended March 31, 2009 and as of March 31, 2009, we had an accumulated deficit of $201.3 million. We expect to continue to incur significant sales and marketing, administrative and product development expenses, and, as a result, we will need to generate increased revenues to achieve profitability. Even if we achieve profitability, given the competition in our optical markets, we may not be able to sustain or increase profitability thereafter on a quarterly or annual basis. As a result, we will need to generate significantly higher revenues while containing costs and operating expenses if we are to achieve profitability.

Because Of Our Dependence On A Few Key Customers, The Loss of Any Key Customer Could Cause A Significant Decline In Our Revenues. In fiscal 2008, sales to two customers, Santur and ThorLabs, accounted for approximately 9% and 8% of our net revenue, respectively, and our top ten customers accounted for approximately 43% of our revenues. In fiscal 2007 sales to two customers, Santur and T-Networks comprised more than 10% of our annual sales, with sales to Santur at 14% and sales to T-Networks at 12%. Part of our continuing strategy in fiscal 2008 was to gain key customer relationships of more significance and impact to generate higher revenues at lower costs. This strategy has met with some success and therefore we believe our operating results will continue to be notably dependent on sales to a relatively small number of significant customers. The loss of any of these customers, or a significant reduction in sales to any such customers, would adversely affect our revenues.

Order Cancellations And Extensions Of Product Shipment Dates By Customers Can Hinder Our Ability To Achieve Profitability. Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification or rescheduling without significant penalties to our customers. In recent years, we have experienced material order cancellations and significant extensions of product shipment dates by some of our customers. If current customers stop placing orders, or unexpectedly reduce orders, we may not be able to replace these orders with orders from new customers and our ability to achieve profitability will be adversely affected. The majority of our current customers do not have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided.

Our New Market Penetration Efforts Are Progressing But May Not Prove Successful. Our efforts to diversify our sales to high volume, low cost optical applications and other new market and product opportunities in multiple industries are progressing, however, our current line of products has not generated sufficient revenues to sustain our operations. While we believe our existing products are commercially viable, we anticipate the need to educate the optical components markets in order to generate market demand and market feedback may require us to further refine these products. Expansion of our product lines and sales into new markets will require significant investment in equipment, facilities and materials. There can be no assurance that any proposed products will be successfully developed, demonstrate desirable optical performance, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

Some Of Our Products Have Not Been Demonstrated To Be Commercially Successful. Although our optical lens products have been accepted commercially, the benefits of the GRADIUM glass line are not widely known and must be introduced, as we can afford, in markets that we believe would benefit from the performance characteristics of GRADIUM. Many prospective customers will need to make substantial expenditures in order to redesign products to incorporate our GRADIUM lenses. There can be no assurances that potential customers will view the benefits of our products as sufficient to warrant such design expenditures.

Our collimator products have not yet achieved broad commercial acceptance; our isolator production capability and sales, while encouraging at this point, are only five years old; and some of our molded aspheres applications are new. There can be no assurance that any of these will be commercially viable products or produce significant revenues. Further, there is no assurance that any products currently existing or to be developed in the future will attain sufficient market acceptance to generate significant additional revenues that are necessary for our success. We must also satisfy industry-standard Telcordia testing on telecommunication products to meet customer requirements, as well as satisfy prospective customers that we will be able to meet their demand for quantities of products, since we may be the sole supplier and licensor. We do not have lengthy experience as a manufacturer for all our product lines and have limited financial resources. We may be unable to accomplish any one or more of the foregoing to the extent necessary to develop commercially successful market acceptance of our products.

Our Past Operating History May Hinder Our Ability To Accurately Forecast Revenues And Expenses. Although over 20 years old, LightPath has only generated significant revenues (higher than $5 million per year) since fiscal 2000. Through fiscal 1996, our primary activities were basic research and development of glass material properties. Because of this highly variable operating experience we have in the past and may in the future be unable to accurately forecast our revenues from sales of our products. Many of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenue is lower than we project. New product introductions will also result in increased operating expenses in advance of generating revenues, if any. Therefore, net losses in a given quarter could be greater than expected. Failure to accurately forecast our revenues and future operating expenses could cause quarterly fluctuations in our operating results, including cash flows, and may result in further volatility of or a decline in our stock price.

If We Are Unable To Develop And Successfully Introduce New And Enhanced Products That Meet The Needs Of Our Customers, Our Business May Fail. Our future success depends, in part, on our ability to anticipate our customers’ needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with the efforts of our suppliers to rapidly achieve efficient volume production. If we fail to effectively transfer production processes, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our net revenues may decline.

Our Sales, Gross Margins, And Market Share May Be Reduced Because of Increased Competition. Competition in optical markets in which we compete is intense. Many of our competitors are large public and private companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, the market capitalization and cash reserves of several of our competitors are much larger than ours, and, as a result, these competitors are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Such acquisitions could give our competitors further advantages. For example, if our competitors acquire any of our significant customers, these customers may reduce the amount of products they purchase from us. Alternatively, some of our competitors may spin-out new companies in the optical component and module market. These companies may compete more aggressively than their former parent companies due to their greater dependence on our markets. In addition, many of our potential competitors have significantly more established sales and customer support organizations, much greater name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share.

We compete with manufacturers of conventional spherical lens products and aspherical lens products, producers of optical quality glass and other developers of gradient lens technology as well as telecom product manufacturers. In both the optical lens and communications markets, we are competing against, among others, established international companies, especially in Asia. Many of these companies also are primary customers for optical and communication components, and therefore have significant control over certain markets for our products. We are also aware of other companies that are attempting to develop radial gradient lens technology. There may also be others of which we are not aware that are attempting to develop axial gradient lens technology similar to our technology. There can be no assurance that existing or new competitors will not develop technologies that are superior to or more commercially acceptable than our existing and planned technologies and products.

To maintain or improve our gross margins, we must continue to reduce the manufacturing cost of our products. We continue to take actions that we anticipate will reduce the manufacturing cost of our products, including obtaining additional sources for raw materials to reduce our materials costs, establishing manufacturing capabilities in low cost regions to reduce the labor costs of our production operations and improving our processes and engaging in more competitive sourcing in order to reduce our overhead expenses. We believe these actions will allow us to make continued improvements in our profitability and cash requirements.

We Anticipate Further Reductions In The Average Selling Prices Of Our Products And Therefore Must Increase Our Sales Volumes, Reduce Our Costs And/Or Introduce Higher Margin Products To Reach And Maintain Financial Stability. We have experienced decreases in the average selling prices of some of our products over the last seven years, including most of our passive component products. We anticipate that as products in the optical component and module market become more commodity-like, the average selling prices of our products will decrease in response to competitive pricing pressures, new product introductions by us, our competitors or other factors. If we are unable to offset this anticipated decrease in our average selling prices by increasing our sales volumes or product mix, our net revenues and gross margins will decline, increasing the projected cash needed to fund operations. To address these competitive pressures, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain or improve our gross margins, our financial position may be harmed and our stock price may decline.

Because Of Our Limited Product Offerings, Our Ability To Generate Additional Revenues May Be Adversely Affected. We derive a substantial portion of our net revenues from a limited number of products. We expect that net revenues from a limited number of products will continue to account for a substantial portion of our total net revenues. Demand for these and other optical market products had declined materially in recent years. Continued and expanding market acceptance of these products is critical to our future success. There can be no assurance that once the communication industry and general economic conditions improve, our current or new products will achieve market acceptance at the rate at which we expect, or at all, which could adversely affect our results of operations.

If We Do Not Expand Our Sales and Marketing Organization, Our Revenues May Not Increase. The sale of our products requires long and involved efforts targeted at several key departments within our prospective customers’ organizations. Sales of our products require the prolonged efforts of sales, and sometimes executive, personnel, as well as specialized systems and applications engineers working together. Currently, our sales and marketing organization is somewhat limited. We believe we will need to increase our sales force in order to increase market awareness and sales of our products. Competition for qualified individuals remains, and we might not be able to hire the kind and number of sales and marketing personnel and applications engineers we need. If we are unable to expand our sales operations, particularly in China, we may not be able to increase market awareness or sales of our products, which would prevent us from increasing our revenues

If We Are Unable To Make Sales In A Fragmented Market Our Revenues May Not Increase. The markets for optical lenses and laser components are highly fragmented. Consequently, we will need to identify and successfully target particular market segments in which we believe we will have the most success. These efforts will require a substantial, but unknown, amount of effort and resources. The fragmented nature of the optical products market may impede our ability to achieve commercial acceptance for our products. In addition, our success will depend in great part on our ability to develop and implement a successful marketing and sales program. There can be no assurance that any marketing and sales efforts undertaken by us will be successful or will result in any significant product sales.

Our Products Have Long And Variable Sales Cycles Which Reduce Our Ability To Accurately Forecast Revenues. The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers may view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process. This is particularly the case with our defense application market. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle (often up to one year). While our customers are evaluating our products and before they place an order with us, we may incur substantial sales, marketing and product development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Because of the evolving nature of the optical markets, we cannot predict the length of these sales and development cycles. These long sales cycles may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could continue to cause volatility in our stock price.

Litigation May Adversely Impact Operating Results. In July 2007, we raised gross proceeds of approximately $3,200,000 by way of the sale of newly issued common stock and warrants to certain institutional and private investors. On September 24, 2007, we received a letter from Harborview Master Fund, an investor that purchased $500,000 of common stock issued in the offering demanding rescission of its investment and reimbursement of the investor for its expenses incurred in connection with the transaction. The demand was based on the investor’s allegations that we failed to disclose facts material to the investor in making its investment decision (for example, alleged omissions relating to the termination of the employment of Kenneth J. Brizel, our then Chief Executive Officer, and our financial condition), and breached certain representations and warranties set forth in the Securities Purchase Agreement executed with respect to the transaction. We believed there was no merit to the investor’s claims and responded to the investor rejecting the demand.

On October 24, 2007, we were served with a complaint filed by the investor against the Company, Mr. Brizel, and Mr. Ripp, our Chairman, in the United States District Court for the Southern District of New York (the “Federal Action”). In the complaint, the investor was seeking, among other things, rescission of its purchase and the return of its $500,000 investment, as well as reimbursement of its expenses incurred in connection with its investment. On January 31, 2008, after we filed a motion to dismiss the original complaint, the investor filed an amended complaint making substantially the same allegations and seeking the same relief. On January 30, 2009 the Federal Action was dismissed.

On March 9, 2009 we were served with a complaint filed by the same investor who filed the Federal Action against the Company in the New York State Supreme Court of New York County. In the complaint, the investor is seeking $125,000 as well as reimbursement of its expenses incurred in connection with its investment. We believe there is no merit to the investor’s claims and intend to vigorously defend against this litigation.

We may from time to time become involved in lawsuits and legal proceedings. Litigation is expensive and is subject to inherent uncertainties, and an adverse result in any such matter could adversely impact our operating results or financial condition. Additionally, any litigation to which we are subject could also require significant involvement of our senior management and may divert management’s attention from our business and operations

Sales, Political, Currency And Other Risks Associated With Our International Sales And Supply Could Negatively Impact Our Business. For fiscal 2008, approximately 31% of our net revenues were from sales to international customers; and, in fiscal 2007, approximately 22% of our net revenues were from sales to international customers. Our international sales will be limited if we cannot establish and/or maintain relationships with international distributors, establish foreign operations, expand international sales, and develop relationships with international service providers. Additionally, our international sales may be adversely affected if international economies weaken. We are subject to risks including the following:

—	greater difficulty in accounts receivable collection and longer collection periods;

—	the impact of recessions in economies outside the United States;

—	unexpected changes in regulatory requirements;

—	unexpected changes in foreign demand in response to exchange rate fluctuations;

—	certification requirements;

—	reduced protection for intellectual property rights in some countries;

—	potentially adverse tax consequences; and

—	political and economic instability.

In order to expand our international production capacity and sales, we formed in November 2005 LightPath Optical Instrumentation (Shanghai) Co., Ltd, a wholly owned manufacturing subsidiary, located in Jiading, People’s Republic of China. This manufacturing facility increased overall production capacity and has enabled us to compete for larger production volumes of optical components and assemblies, and strengthen partnerships within the Asia/Pacific region. It has also provided a launching point to drive our sales expansion in the Asia/Pacific region.

While we expect our international revenues to be denominated predominantly in U.S. dollars, in the future a portion of our international revenues and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and corresponding exchange rates.

We also source certain raw materials from outside the United States. Some of those materials, priced in non-dollar currencies, have risen in price due to the recent decline of the U.S. dollar against non-dollar-pegged currencies, especially the Euro. This lowers our margins and reduces our ability to reach positive cash flow and profitability.

Our Business Has Been Subject To Fluctuations In Quarterly Results And Continued Fluctuations Could Negatively Impact Our Stock Price. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results. Revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter. For example, as a result of revenues associated with any of our key customers, any cancellation or delay in shipment of orders from a key customer could result in significant fluctuations in quarterly results. Quarterly results have also been and may continue to be affected by asset write-downs associated with communications market weakness, our headquarters and plant consolidations and other matters, including negative cash flow.

We May Issue Additional Securities With Rights Superior To Those Of The Common Stock, Which Could Materially Limit The Ownership Rights Of Stockholders. We may offer additional debt or equity securities in private and/or public offerings in order to raise working capital or to refinance our debt. Our board of directors has the right to determine the terms and rights of any debt securities and preferred stock without obtaining the approval of the stockholders. It is possible that any debt securities or preferred stock that we sell would have terms and rights superior to those of the common stock and may be convertible into common stock. Any sale of securities could adversely affect the interests or voting rights of the holders of common stock, result in substantial dilution to existing stockholders, or adversely affect the market price of our common stock. We have no present plans to issue any convertible preferred stock or any other preferred stock.

Investors Will Incur Immediate Dilution And May Experience Further Dilution. The offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. We have a substantial number of outstanding options and warrants to acquire shares of common stock and have made restricted stock grants that are not fully vested. As of May 28, 2009, a total of 2,864,910 shares have been reserved for issuance upon exercise of options, restricted stock units, and warrants that we have granted, including the warrants issued with this offering, including the convertible debentures the total would be 4,291,376 shares. A total of 643,017 shares are available for additional grants in our Amended and Restated Omnibus Incentive Plan. Additionally, as of May 28, 2009, a total of 306,400 shares have been granted and are outstanding under restricted stock awards. These shares vest and are issuable at various dates through November 2011. None of these options and warrants are “in the money” as of May 28, 2009. “In the money” generally means that the current market price of the common stock is above the exercise price of the shares subject to the warrant or option. The issuance of common stock upon the exercise of these options and warrants could adversely affect the market price of the common stock or result in substantial dilution to our existing stockholders.

Our Stock Price Has Been, And May Continue To Be, Subject To Large Price Swings, Which We Are Not Able To Control. Broad market fluctuations or fluctuations in our operations may adversely affect the market price of our common stock. The market for our common stock is volatile, the bid-ask spread is often large and the trading volume and activity can be low and sporadic. The trading price of our common stock has been and will continue to be subject to:

—	volatility in the trading markets generally and in our particular market segment;

—	limited trading of our common stock;

—	significant fluctuations in response to quarterly variations in operating results;

—	announcements regarding our business or the business of our customers or competitors;

—	changes in prices of our competitors’ products and services;

—	changes in product mix;

—	changes in revenue and revenue growth rates; and

—	other events or factors.

Statements of or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could have an adverse effect on the market price of our common stock. In addition, the stock market as a whole, as well as our particular market segment, have from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many companies and which often have appeared unrelated to the operating performance of these companies. Although our shares are publicly traded on Nasdaq, the trading market for our shares can be limited. During fiscal 2008, Nasdaq-reported trading volume for our shares averaged 7,779 shares per trading day. We cannot forecast or control any material increase in the trading volume for our shares. A lack of an active trading market for our shares could negatively impact stockholders’ ability to sell their shares when they desire and the price, which they could obtain.

The Fact That We Do Not Expect To Pay Dividends May Lead To A Decreased Price For Our Stock. Our board of directors has never declared a dividend on our common stock. We are currently prohibited from declaring dividends without the prior written consent of the holders of at least 80% in principal amount of the then outstanding debentures issued on August 1, 2008. We do not anticipate paying dividends on our common stock in the foreseeable future. Due to U.S. tax law changes in 2003, dividends may be more valuable on an after-tax basis as a component of investment return, potentially diminishing the appeal of holding our common stock. It is anticipated that our earnings, if any, will be reinvested in sales growth activities for our business.

Our Management And Principal Stockholders Control A Substantial Amount Of Our Stock And May, Therefore, Influence Our Affairs. If our management and a few principal stockholders act in concert, disposition of matters submitted to stockholders or the election of our entire board of directors may be hindered. We estimate that management, including directors, and our principal stockholders (stockholders owning more than 5% of our common stock) beneficially owned approximately 56% of all options, restricted stock units and warrants, convertible debentures and common stock outstanding as of May 28, 2009, or 49% excluding the convertible debentures.

Our Charter Documents And Delaware Law May Inhibit A Takeover. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our common stock. Our Certificate of Incorporation, Bylaws and certain other agreements contain certain provisions that may discourage other persons from attempting to acquire control of us. These provisions include, but are not limited to:

—	staggered-terms of service for our board of directors;

—	the authorization of the board of directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the stockholders;

—

the fact that in 1998 we adopted a stockholder rights plan and declared a dividend distribution of a right to purchase one share of Series D Participating Preferred Stock for each outstanding share of Class A common stock. The description and terms of such rights are set forth in a Rights Agreement dated as of May 1, 1998 between LightPath and Continental Stock Transfer & Trust Company, as Rights Agent (copy of the Rights Agreement and related documents are filed as Exhibit 1 to the Form 8-A for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Exchange Act, filed on April 28, 1998). The Right Agreement was amended on February 28, 2008 to extend the termination date through February 28, 2018;

—	the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings; and

—	the fact that special meetings of the stockholders may be called only by our Chairman, President or upon the request of a majority of our board of directors.

All of these provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law (to which we are subject), could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Outstanding Warrants, Stock Options And Restricted Stock Agreements May Inhibit Our Ability To Accomplish Future Financings And Adversely Affect Our Stock Price. The existence of our outstanding warrants, options and restricted stock and the potential for sales of significant amounts of previously unregistered shares of our common stock in the public market, or the perception that such sales could occur, may adversely affect the terms on which we can obtain additional financing or the prevailing market price of our common stock. As of May 28, 2009, there were issued and outstanding:

—	6,690,453 shares of our common stock;

—	warrants issued in private placement and other transactions pursuant to which 135,156 shares of out common stock are issuable, at a weighted average exercise price of approximately $14.85 per share;

—	warrants issued to the selling shareholders pursuant to which 219,000 shares of our common stock are issuable at an exercise price of $7.41 per share;

—	warrants issued to the selling shareholders pursuant to which 320,000 shares of our common stock are issuable at a weighted average exercise price of approximately $4.77 per share;

—	warrants issued to the selling shareholders pursuant to which 1,511,168 shares of our common stock are issuable at a weighted average exercise price of approximately $1.53 per share;

—	convertible debentures which can convert into 1,426,466 shares;

—

outstanding options under our Amended and Restated Omnibus Incentive Plan to purchase an aggregate of 374,186 shares of our common stock, with an average exercise price of approximately $8.06 per share; and

—	restricted stock award grants for 306,400 shares of our common stock that have been granted of which 164,730 have vested.

In addition, 643,017 shares of our common stock were reserved as of May 28, 2009, for issuance pursuant to future grants to be made under our Amended and Restated Omnibus Incentive Plan.

For the life of such options and warrants, the holders will have the opportunity to profit from a rise in the price of the underlying common stock, with a resulting dilution in the interest of other holders of common stock upon exercise or conversion. Further, the option and warrant holders can be expected to exercise their options and warrants at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable than those originally provided by such options or warrants. Of the total number of shares of common stock currently issued and outstanding, there are likely a small number of unregistered shares outstanding, other than those held by the selling stockholders, and some of those shares may be freely traded or may be traded under certain volume and other restrictions set forth in Rule 144 promulgated under the Securities Act.

The eligibility of the foregoing shares to be sold to the public, whether pursuant to an effective registration statement, Rule 144 or an exemption from the registration requirements may have a material adverse effect on the market value and trading price of our common stock, the scope or extent of which effect we cannot predict.

We Have Agreed To Certain Limitations Upon Potential Liability Of Our Directors, Which Could Prevent Recovery Of Monetary Damages. Our Certificate of Incorporation provides that directors will not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, subject to limited exceptions. Although such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in our Certificate of Incorporation could prevent the recovery of monetary damages by the Company or its stockholders.

We May Have Difficulty Obtaining Director And Officer Liability Insurance In Acceptable Amounts For Acceptable Rates. We carry insurance protecting our officers and directors and us against claims relating to the conduct of our business (“D&O insurance”). D&O insurance covers the costs incurred by companies and their management to defend against and resolve claims relating to management conduct and results of operations, such as securities class action claims. These claims are extremely expensive to defend against and resolve. Therefore we purchase and maintain D&O insurance to cover some of these costs. We pay significant premiums to acquire and maintain D&O insurance, which is provided by third-party insurers, and we agree to underwrite a portion of such exposures under the terms of these insurance coverages. In recent years the premiums we have paid for D&O insurance had increased substantially. During fiscal 2008 and 2007 we were able to renew our D&O insurance for a reduction in premium over the previous year. We cannot assure that, in the future, we will be able to obtain what we adjudge to be sufficient director and officer liability insurance coverage at acceptable rates and with acceptable deductibles and other limitations. We have received quotes for renewal coverage which are less than the prior year. The current coverage expires February 22, 2010. We may be unable to pay for or we may choose not to seek as much coverage as we adjudge to be sufficient. Failure or inability to obtain such insurance, or the election to accept less than we adjudge sufficient or none at all, could materially harm our financial condition in the event that we are required to defend against and resolve any future securities class actions or other claims made against us or our management arising from the conduct of our operations. Further, obtaining such insurance in an inadequate amount or obtaining none at all may impair our future ability to retain and recruit qualified officers and directors.

Business Interruptions Could Adversely Affect Our Business. We manufacture our products at manufacturing facilities located in Orlando, Florida and Shanghai, China. Our revenues are dependent upon the continued operation of these facilities. The Orlando facility is subject to a lease that expires in December 2014, and the Shanghai facility is subject to a lease that expires in November 2011. Our operations are vulnerable to interruption by fire, hurricane winds and rain, earthquakes, electric power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan for either facility, and we do not have a backup facility, other than the other facility, or contractual arrangements with any other manufacturers in the event of a casualty to or destruction of any facility or if any facility ceases to be available to us for any other reason. If we are required to rebuild or relocate either of our manufacturing facilities, a substantial investment in improvements and equipment would be necessary. We carry only a limited amount of business interruption insurance, which may not sufficiently compensate us for losses that may occur. Our facilities may be subject to electrical blackouts as a consequence of a shortage of available electrical power. We currently do not have backup generators or alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at such facility. Any losses or damages incurred by us as a result of blackouts, rebuilding, relocation or other business interruptions, including the aforementioned, could result in a significant delay or reduction in manufacturing and production capabilities, impair our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in reduced sales, lost revenue, and/or loss of market share, any of which could substantially harm our business and the results of operations.

As an example of this type of risk, we experienced an electric power outage at our Orlando facility caused by the storm named “Hurricane Charley” from the evening of August 13, 2004 to the morning of August 17, 2004. During this period, we were without the use of our production capacity and lost approximately six shifts of production.

Our Business Depends, In Part, Upon The Efforts Of Third Parties, Which We Can Not Control. Part of our strategy for the research, development and commercialization of certain products entails entering into various arrangements with corporate partners, OEMs, licensees and others in order to generate product sales, license fees, royalties and other funds adequate for product development or to enhance commercial prospects. We may also rely on our collaborative partners to conduct research efforts, product testing and to manufacture and market certain of our products. Although we believe that parties to any such arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities may not be within our control. There can also be no assurance that we will be successful in establishing any such collaborative arrangements or that, if established, the parties to such arrangements will assist us in commercializing products. We have a non-exclusive agreement with a catalog company to distribute certain of our products. We have agreements with nine foreign distributors to create markets for GRADIUM and our other products in their respective countries. There can be no assurance, however, that these parties, or any future partners, will perform their obligations as expected or that any revenue will be derived from such arrangements.

Future Acquisitions To Add To Our Product, Process Or Management Capabilities May Fail To Produce The Desired Benefits And Will Likely Be Dilutive To Existing Stockholders. We anticipate that in the future, as part of our business strategy, we may find strategic acquisitions of complementary companies, products or technologies to be desirable. In the event of any such future acquisitions, we could:

—	issue stock that would dilute our current stockholders’ percentage ownership;

—	incur debt;

—	assume liabilities; or

—	incur expenses related to in-process research and development and intangible assets.

Any future acquisitions also could involve numerous risks, including:

—	problems associated with combining the acquired operations, technologies or products;

—	unanticipated costs or liabilities;

—	diversion of management’s attention from our existing business;

—	adverse effects on existing business relationships with suppliers and customers;

—	risks associated with entering markets in which we have no or limited prior experience; and

—	potential loss of key employees, particularly those of the acquired entities.

We cannot assure that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

The Loss Of, Or Our Inability To Hire, Key Personnel Would Reduce Our Ability To Manage Our Business Effectively. Our future success depends upon the continued services of our executive and non-executive officers and other key engineering, sales, marketing, manufacturing and support personnel. Our inability to retain or attract key employees could have a material adverse effect on our business and results of operations. Our operations depend, to a great extent, upon the efforts of our management. We also depend upon our ability to attract additional members to our operations teams to support our strategy. The loss of any of these key employees would adversely affect our business. As of May 28, 2009, we had 121 full-time equivalent employees, with 44 located in Florida and 77 located in China. We expect to continue to hire selectively in the manufacturing, engineering, sales and marketing and administrative functions to the extent consistent with our business levels. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful. Competition for highly skilled personnel is intense. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, which could adversely impact our ability to develop and sell our products.

Risks Related To The Optical Networking Industry

Sales Of Some Of Our Products Depend Upon Use Of Optical Networks To Satisfy Increased Bandwidth Requirements. The future success of this market depends on the continuing increase in the amount of data transmitted over communications networks, or bandwidth, and the growth of optical networks to meet the increased demand for bandwidth. If the internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for our products is uncertain and will depend to some degree on the continued growth and upgrading of optical networks. If the growth and upgrading of optical networks does not continue, sales of some of our products may decline, which would adversely affect our revenues.

The Optical Networking Market Is Unpredictable And Characterized By Rapid Technological Changes And Evolving Standards. The optical networking market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. It is difficult to predict this market’s potential size or future growth rate. It has already gone through a virulent decline. Widespread adoption of optical networks would be helpful to our future success. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, like optical networks. Our success in generating revenues in this emerging market will depend on, among other things:

—	maintaining and enhancing our relationships with our customers;

—	the education of potential end-user customers and network service providers about the benefits of optical networks;

—	the ability of our customer base to grow their businesses that depend on optical networks; and

—	our ability to accurately predict and develop our products to meet industry standards.

If we are unable to do any of the foregoing, or if we fail to address changing market conditions, the sales of our products may decline, which would adversely impact our revenues.

Risks Related To Manufacturing Our Products

If We Do Not Accurately Project Demand For Our Products, We Will Have Excess Manufacturing Capacity Or Insufficient Manufacturing Capacity Which Can Adversely Affect Our Financial Results. We currently manufacture our products in our facility located in Orlando, Florida, and in our manufacturing facility located in Jiading, which is near Shanghai in the People’s Republic of China, which is owned by LightPath Optical Instrumentation (Shanghai) Co., Ltd, our wholly owned subsidiary. Based on uncertainty in global economic conditions and particularly in our telecommunication market based products, we believe lower demand for various products will continue through fiscal 2009. We intend to continue to operate at a “right-sized” production level during fiscal 2009 while retaining flexibility to meet demand if it should increase in the near future.

Our Failure To Accurately Forecast Material Requirements Could Cause Us To Incur Additional Costs, Have Excess Inventories Or Have Insufficient Materials To Build Our Products. We primarily use forecasts based on actual or anticipated product orders to determine our materials requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary materials. Lead times for materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the materials at a given time. If we overestimate our material requirements, we may have excess inventory, which would increase our costs. If we underestimate our material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our results of operations. Additionally, in order to avoid excess material inventories we may incur cancellation charges associated with modifying existing purchase orders with our vendors.

If We Do Not Achieve Acceptable Manufacturing Yields Or Sufficient Product Reliability, Our Ability To Ship Products To Our Customers Could Be Delayed. The manufacture of our products involves complex and precise processes. Our manufacturing costs for several products are relatively fixed, and, thus, manufacturing yields are critical to our results of operations. Changes in our manufacturing processes or those of our suppliers, or the use of defective materials, could significantly reduce our manufacturing yields and product reliability. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introducing new products to our manufacturing lines. We may experience lower than targeted product yields in the future which could adversely affect our operating results.

If Our Customers Do Not Qualify Our Manufacturing Lines For Volume Shipments, Our Operating Results Could Suffer. Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Customers may require that we be registered under international quality standards, such as ISO 9001. This customer qualification process determines whether our manufacturing lines meet the customers’ quality, performance and reliability standards. If there are delays in qualification of our products, our customers may drop the product from a long-term supply program, which would result in significant lost revenue opportunity over the term of that program.

We Depend On Single Or Limited Source Suppliers For Some Of The Key Materials Or Process Steps In Our Products, Which Makes Us Susceptible To Supply Shortages, Poor Performance Or Price Fluctuations. We currently purchase several key materials or have outside vendors perform process steps, such as lens coatings, used in or during the manufacture of our products from single or limited source suppliers. We may fail to obtain required materials or services in a timely manner in the future, or could experience further delays from evaluating and testing the products or services of these potential alternative suppliers. The decline in demand in the telecommunications equipment industry may have adversely impacted the financial condition of certain of our suppliers, some of whom have limited financial resources. We have in the past, and may in the future, be required to provide advance payments in order to secure key materials from financially limited suppliers. Financial or other difficulties faced by these suppliers could limit the availability of key components or materials. Additionally, financial difficulties could impair our ability to recover advances made to these suppliers. Any interruption or delay in the supply of any of these materials or services, or the inability to obtain these materials or services from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders, negatively affecting our business.

Our Products May Contain Unknown Defects Which Would Adversely Affect Our Business. Some of our products are designed to be deployed in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products often are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

—	loss of customers;

—	damage to our brand reputation;

—	failure to attract new customers or achieve market acceptance;.

—	diversion of development and engineering resources; and

—	legal actions by our customers or third parties.

The occurrence of any one or more of the foregoing factors could cause our net revenues to decline or otherwise have an adverse effect on our business.

We Face Product Liability Risks Which Could Adversely Affect Our Business. The sale of our optical products involves the inherent risk of product liability claims by others. We do not currently maintain product liability insurance coverage. Product liability insurance is expensive, subject to various coverage exclusions and may not be obtainable on terms acceptable to us if we decide to procure such insurance in the future. Moreover, the amount and scope of any coverage may be inadequate to protect us in the event that a product liability claim is successfully asserted. Should any such claim be asserted and successfully litigated by an adverse party, there could be a material adverse effect to our financial position and results of operations.

Risks Related To Our Intellectual Property

If We Are Unable To Protect And Enforce Our Intellectual Property Rights, We May Be Unable To Compete Effectively. We believe that our patents and other intellectual property rights are important to our success and our competitive position, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have devoted substantial resources to the establishment and protection of our intellectual property rights, the actions taken by us may be inadequate to prevent imitation or improper use of our products by others or to prevent others from claiming violations of their intellectual property rights by us.

In addition, we cannot assure that our patent applications will be approved, that any patents that we may be issued will protect our intellectual property or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We also rely on confidentiality procedures and contractual provisions with our employees, consultants and corporate partners to protect our proprietary rights, but we cannot assure the compliance by such parties with their confidentiality obligations, which could be very time consuming and expensive to enforce.

It may be necessary to litigate to enforce our patents, copyrights, and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation can be time consuming, distracting to management, expensive and difficult to predict. Our failure to protect or enforce our intellectual property could have an adverse effect on our business, financial condition, prospects and results of operation.

We Do Not Have Patent Protection For Our Formulas And Processes, And A Loss Of Ownership Of Any Of Our Formulas And Processes Would Negatively Impact Our Business. We believe that we own our formulas and processes. However, we have not sought, and do not intend to seek, patent protection for all of our formulas and processes. Instead, we rely on the complexity of our formulas and processes, trade secrecy laws, and employee confidentiality agreements. However, we cannot assure you that other companies will not acquire our confidential information or trade secrets or will not independently develop equivalent or superior products or technology and obtain patent or similar rights. Although we believe that our formulas and processes have been independently developed and do not infringe the patents or rights of others, a variety of components of our processes could infringe existing or future patents, in which event we may be required to modify our processes or obtain a license. We cannot assure you that we will be able to do so in a timely manner or upon acceptable terms and conditions and the failure to do either of the foregoing would negatively affect our business, results of operations, financial condition and cash flows.

We May Become Involved In Intellectual Property Disputes And Litigation Which Could Adversely Affect Our Business. We anticipate based on the size and sophistication of our competitors and the history of rapid technological advances in our industry, that several competitors may have patent applications in progress in the United States or in foreign countries that, if issued, could relate to products similar to ours. If such patents were to be issued, the patent holders or licensees may assert infringement claims against us or claim that we have violated other intellectual property rights. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. The lawsuits, regardless of their merits, could be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following, any of which could harm our business:

—	stop selling, incorporating or using our products that use the disputed intellectual property;

—	obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or

—	redesign our products that use the disputed intellectual property.

Necessary Licenses Of Third-Party Technology May Not Be Available To Us Or May Be Very Expensive. From time to time we may be required to license technology from third parties to develop new products or product enhancements. We can provide no assurance that third-party licenses will be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

On February 11, 2004, the University of Florida Research Foundation, Inc. (“UF”) notified us that we were in default under the terms of the Amended and Restated License Agreement (“UF Agreement”) for failure to pay certain back royalties and in April 2004 notified us that they had terminated the UF Agreement. UF claims that we owe $83,000 in unpaid royalties. While we dispute the amount owed and have previously engaged in discussions with UF about the matter, we do not believe that the termination of the UF Agreement has materially adversely affected our business since the licensed technology had never generated annual sales in excess of 3% of our total revenues from a single customer who had previously notified us that they were ceasing purchase of the product. UF has not made any efforts since mid 2004 to collect the amounts UF alleges that we owe them.

THE COMPANY

We manufacture optical components and higher level assemblies including precision molded glass aspheric optics, isolators, proprietary fiber-optic collimators, GRADIUM glass lenses and other optical materials used to produce products that manipulate light. We design, develop, manufacture and distribute optical components and assemblies utilizing advanced optical manufacturing processes. Our products are incorporated into a variety of applications by our customers in many industries, including defense products, medical devices, barcode scanners, optical data storage, hybrid fiber coax (datacom and telecom), machine vision and sensors among others. All the products that we produce enable lasers and imaging devices to do their jobs. These products include the following:

—	Molded glass aspheres are used in various high performance optical applications.

—	Isolators prevent the back-reflection of optical signals that can degrade optical transmitter and amplifier performance whenever light must enter or exit a fiberoptic cable (“fiber”).

—	Collimators are assemblies that are used to straighten and make parallel diverging light as it exits a fiber.

—	GRADIUM extends the performance of a spherically polished glass lens technology improving optical performance, approaching aspheric performance at a fraction of the price.

LightPath was incorporated under Delaware law in June 1992 as the successor to LightPath Technologies Limited Partnership, a New Mexico limited partnership, formed in 1989, and its predecessor, Integrated Solar Technologies Corporation, a New Mexico corporation, organized in 1985. We completed our initial public offering on February 22, 1996. From our inception in 1985 until June 1996, we were classified for financial reporting purposes as a “development stage enterprise” that engaged in basic research and development with an initial objective to improve solar energy technology. Through the years, we realized that our early discoveries had much broader application, and we expanded our focus to imaging optics applications. By 1997, our operational focus began to shift to product development and sales of GRADIUM® glass lenses.

During fiscal 1998, sales of lenses to the traditional optics market continued with increases in sales of lenses used in the YAG laser market, catalog and distributor sales and lenses used in the semiconductor wafer inspection markets. During this time, we reorganized internally and realigned our marketing efforts with the purpose of expanding our focus to include markets such as optoelectronics, photonics and solar due to the number of potential customer inquiries into the ability of GRADIUM glass to solve optoelectronic problems, specifically in the areas of fiber telecommunications in addition to the traditional optics market. In fiscal 1998, we began to explore the development of products and a strategy to enter the telecom optical components market. This strategy was built around automated production of telecom components using laser fusion and fiber attachment techniques we developed. In designing our optoelectronic devices, we focused on automation of the manufacturing process. Although many other manufacturers in this industry rely on low labor cost offshore production to control costs, we believe that automation of the manufacturing process can yield similar cost savings over the long term. Our patented laser fusion and fiber attachment techniques are highly automated, and we believe these techniques provided improved quality and flexibility to increase manufacturing capacity in response to growth in demand. Our automation theme was expanded with our fiscal 2000 acquisition of Horizon Photonics, Inc. (“Horizon”), a California corporation originally founded in July 1997, where we acquired the use of robotic systems in manufacturing isolators.

Horizon utilized automated production platforms to manufacture passive optical components for the telecommunications and data communications markets. We acquired all of the outstanding shares of Horizon for approximately 175,000 shares of our Class A Common Stock and $1 million in cash (an aggregate purchase price of approximately $40.2 million, based on the then-market price of our common stock). Horizon manufactured isolator products in Walnut, California, prior to May 2003, when the site was consolidated with the facilities in Orlando, Florida. Horizon was dissolved during fiscal 2004.

In September 2000, we acquired Geltech, Inc. (“Geltech”), a Delaware corporation originally founded in May 1985. Geltech is a manufacturer of precision molded aspheric optics, which have broad applicability to numerous market segments such as medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. Precision molded aspheric optics are also used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides. We acquired all of the outstanding shares of Geltech for an aggregate purchase price of approximately $28.5 million, comprised of 102,842 shares of our Class A common stock (valued at $27.5 million based on the then-market price of our common stock) and approximately $1 million in acquisition costs. We manufacture these products at our facility in Orlando, Florida. During fiscal 2002, we expanded the manufacturing facility. During fiscal 2003, in order to reduce costs, we relocated our corporate headquarters to Orlando and reorganized our manufacturing facility there to accommodate all of the production previously performed in Albuquerque, New Mexico for GRADIUM glass lenses and collimators as well as the isolator product line from Walnut, California.

OUR MARKETS AND RECENT HISTORY

Our commercial market focus prior to fiscal 2002 was primarily serving telecom equipment makers. During fiscal 2001, this market, including the optical components segment of the market in which we participated, slowed dramatically. As service providers rapidly cut their capital spending budgets, inventories of hardware systems, subsystems, and components grew quickly due to a lag in vendors adjusting their build rates to the downturn in demand. The resultant reduction in demand for telecom components generally continued throughout fiscal 2008 and into fiscal 2009.

In June 2002, we announced plans for fiscal 2003 to consolidate all production and corporate headquarters in Florida. During fiscal 2003 we consolidated all manufacturing to Orlando, Florida. We believe the aspheric lens product line, in particular, has broad applicability to market segments beyond telecom. We have segmented “communications” markets to include: datacom, telecom, hybrid-fiber coaxial and wireless communications applications in order to better target product/application niches. In addition, we are aggressively pursuing new opportunities in the application areas of medical devices, barcode scanners, optical data storage, machine vision, sensors, and environmental monitoring. With the consolidation of all our product lines in Florida by the end of fiscal 2003 and the reduction in demand for telecom components we have operated one business segment since fiscal 2005.

In November 2005, we announced the formation of LightPath Optical Instrumentation (Shanghai) Co., Ltd., a wholly owned manufacturing subsidiary, located in Jiading, in the People’s Republic of China (“PRC”). Our manufacturing operations are housed in a 17,000 square foot facility located in the Jiading Industrial Zone near Shanghai. The facility increased overall production capacity and has enabled us to compete for larger production volumes of optical components and assemblies, and strengthened partnerships within the Asia/Pacific region. It has also provided a launching point to drive our sales expansion in the Asia/Pacific region. Our Shanghai operations produce over 95% of our molded optics for sales world wide. We continue to invest in capacity of this facility as we expand our sales into the China region. Through the investment in marketing and sales from the Shanghai location we anticipate future growth opportunities in aspheric lens applications and further penetration into the Asian markets with all LightPath products.

Our principal offices are located at 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826. Our telephone number is (407) 382-4003.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of their common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will, however, receive the exercise price of the warrants to the extent exercised by certain selling stockholders. If the selling stockholders exercise in full their respective warrants covering an aggregate of 369,999 shares of common stock, we estimate that our net proceeds will be $321,899.13:

Selling Stockholder	Shares Underlying Warrants	Exercise Price	Net Proceeds

Berg & Berg Enterprises, LLC	126,323	$0.87	$109,901.01

The Bart Marcy Trust	6,316	$0.87	$5,494.92

Terry Brenneman	6,316	$0.87	$5,494.92

Steven R.J. & Cynthia Brueck Revocable Trust UTA 3/14/1991	3,158	$0.87	$2,747.46

Crescent International Ltd.	37,897	$0.87	$32,970.39

J. James Gaynor	3,158	$0.87	$2,747.46

Mark Grinbaum	6,316	$0.87	$5,494.92

Noel D. Ischy	6,316	$0.87	$5,494.92

Elvin Javier	33,476	$0.87	$29,124.12

Evelyn K. Kossak	6,316	$0.87	$5,494.92

Louis Leeburg	3,158	$0.87	$2,747.46

Gerald M. Lukasik	6,316	$0.87	$5,494.92

James Magos	632	$0.87	$549.84

Thomas F. O’Neill	6,316	$0.87	$5,494.92

Robert Ripp	31,581	$0.87	$27,475.47

Ami Silberman / Karin Johnsgard	12,632	$0.87	$10,989.84

Gary Silverman	3,158	$0.87	$2,747.46

Richard H. Straeter	3,158	$0.87	$2,747.46

Brett A. Moyer	6,316	$0.87	$5,494.92

Shadow Capital LLC	31,581	$0.87	$27,475.47

Cranshire Capital LP	12,632	$0.87	$10,989.84

Judith Glaser	9,474	$0.87	$8,242.38

Moe Houdiagui	2,400	$0.87	$2,088.00

Speros Dedes	5,053	$0.87	$4,396.11

Totals:	369,999	N/A	$321,899.13

We intend to use any proceeds from warrant exercises for working capital and other general corporate purposes.

DETERMINATION OF OFFERING PRICE

The price of the shares of common stock offered for sale by the selling stockholders pursuant to the terms of the offering described in this prospectus will be at prevailing market prices, or at privately negotiated prices. Factors which are relevant to the determination of the offering price may include, but are not limited to, the market price for the shares, consideration of the amount of common stock offered for sale relative to the total number of shares of common stock outstanding, the trading history of our outstanding securities, our financial prospects, and the trading price of other companies similar to us in terms of size, operating characteristics, industry and other similar factors.

SELLING STOCKHOLDERS

The following table sets forth certain information provided to us by the selling stockholders with respect to the beneficial ownership of our common stock by the selling stockholders, as of May 28, 2009. The following table assumes that the selling stockholders sell all of their shares; however, we are unable to determine the exact number of shares that will actually be sold. The percentage of shares beneficially owned prior to the offering is based on 6,690,453 shares outstanding at May 28, 2009, determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange

Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of May 28, 2009, through the exercise of any warrants or other right.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Percentage of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Offered for Sale Hereunder (1)	Number of Shares of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder	Percentage of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder

Berg & Berg Enterprises, LLC	1,205,349 (2)	18.02%	191,691	1,013,658	15.15%

The Bart Marcy Trust	156,858	2.33%	9,585	147,273	2.20%

Terry Brenneman	66,858	*	9,585	57,273	*

Steven R.J. & Cynthia Brueck Revocable Trust UTA 3/14/1991 (3)	82,979	1.23%	4,792	78,187	1.17%

Crescent International Ltd.	333,854 (4)	4.99%	57,508	276,346	4.13%

J. James Gaynor (5)	113,429	1.67%	4,792	108,637	1.60%

Mark Grinbaum	73,515	1.09%	9,585	63,930	*

Noel D. Ischy	96,858	1.44%	9,585	87,273	1.30%

Elvin Javier	333,854 (6)	4.99%	50,799	283,055	4.23%

Evelyn K. Kossak	66,858	*	9,585	57,273	*

Louis Leeburg (7)	87,412	1.30%	4,792	82,620	1.23%

Gerald M. Lukasik	66,858	*	9,585	57,273	*

James Magos (8)	70,301	1.04%	959	69,342	*

Thomas F. O’Neill	73,515	1.09%	9,585	63,930	*

Robert Ripp (9)	480,605 (10)	7.18%	47,924	432,681	6.47%

Ami Silberman / Karin Johnsgard	133,715	1.97%	19,170	114,545	1.71%

Gary Silverman (11)	105,291	1.56%	4,792	100,499	1.50%

Richard H. Straeter	33,429	*	4,792	28,637	*

Brett A. Moyer	89,765	1.33%	9,585	80,180	1.20%

Shadow Capital LLC	602,350 (12)	9.00%	47,924	554,426	8.29%

Cranshire Capital LP	160,715	2.37%	19,170	141,545	2.12%

Judith Glaser	100,286	1.48%	14,377	85,909	1.28%

Moe Houdiagui	25,407	*	3,643	21,764	*

Speros Dedes	53,486	*	7,668	45,818	*

Total:	4,613,547		561,473	4,052,074

* Indicates less than one percent (1%)

(1)        Except as set forth in footnotes (2), (4), (6), (10), and (12) below, with respect to each of the selling stockholders the number of shares of common stock offered by sale pursuant to this prospectus equals their pro rata amount of: (i) 191,473 shares of common stock, which is the difference between the 474,219 shares of common stock which potentially could have been issued in satisfaction of the Company’s quarterly interest payment obligations after October 1, 2008 through maturity, which shares were previously registered pursuant to a Registration Statement on Form S-3 (File No. 333-153743) filed on September 30, 2008, as amended by a Pre-Effective Amendment No. 1 to Form S-3, filed on October 14, 2008, and the 665,692 shares of common stock actually issued in satisfaction of the Company’s quarterly interest payment obligations after October 1, 2008 through maturity and (ii) the 369,999 shares of common stock issuable upon exercise of warrants issued in consideration of the partial conversion of the debentures.

(2)        Does not include 925,324 shares of Class A common stock with respect to which Berg & Berg Enterprises, LLC (“BBE”) may have the right to acquire in the future. Specifically, BBE holds a debenture issued by the Company with a current principal amount of $750,000, which would be convertible into 487,013 shares of Class A common stock. BBE also holds warrants which would be exercisable for an aggregate of 450,998 shares of Class A common stock. However, neither BBE nor the Company is able to effect any additional conversion of the debenture or any exercise of the warrants to the extent that after giving effect to such issuance after conversion or exercise, as the case may be, BBE would beneficially own in excess of 4.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of shares issuable upon conversion or exercise of the debenture or warrants. Given that BBE currently holds in excess of 4.99% of the issued and outstanding share of Class A common stock, the debenture cannot be converted and the warrants cannot be exercised.

(3)        Dr. Steven Brueck is a member of the Board of Directors of the Company, and serves on the Board’s Audit Committee and Technical Advisory Board.

(4)        Does not include 245,783 shares of Class A common stock with respect to which Crescent International Ltd. (“Crescent”) may have the right to acquire in the future. Specifically, Crescent holds a debenture issued by the Company with a current principal amount of $225,000, which would be convertible into 146,103 shares of Class A common stock. Crescent also holds warrants which would be exercisable for an aggregate of 135,300 shares of Class A common stock. However, neither Crescent nor the Company is able to effect any additional conversion of the debenture or any exercise of the warrants to the extent that after giving effect to such issuance after conversion or exercise, as the case may be, Crescent would beneficially own in excess of 4.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of shares issuable upon conversion or exercise of the debenture or warrants. Given that Crescent currently holds only 4.46% of the issued and outstanding shares of Class A common stock, Crescent may convert its debenture or exercise its warrants, as the case may be, only to the extent that, after giving effect to such issuance after conversion or exercise, Crescent’s beneficial ownership of Class A common stock does not exceed 333,854 shares in the aggregate.

(5)        J. James Gaynor is President and Chief Executive Officer of the Company, as well as a member of the Board of Directors.

(6)        Does not include 20,491 shares of Class A common stock with respect to which Elvin Javier (“Javier”) may have the right to acquire in the future. Specifically, Javier holds a debenture issued by the Company with a current principal amount of $198,750, which would be convertible into 129,058 shares of Class A common stock. Javier also holds warrants which would be exercisable for an aggregate of 119,515 shares of Class A common stock. However, neither Javier nor the Company is able to effect any additional conversion of the debenture or any exercise of the warrants to the extent that after giving effect to such issuance after conversion or exercise, as the case may be, Javier would beneficially own in excess of 4.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of shares issuable upon conversion or exercise of the debenture or warrants. Given that Javier currently holds only 1.58% of the issued and outstanding shares of Class A common stock, Javier may convert his debenture or exercise his warrants, as the case may be, only to the extent that, after giving effect to such issuance after conversion or exercise, Javier’s beneficial ownership of Class A common stock does not exceed 333,854 shares in the aggregate.

(7)        Louis Leeburg is a member of the Board of Directors of the Company, and serves on the Audit Committee and the Finance Committee.

(8)        James Magos was a Corporate Vice President of the Company until his resignation, effective September 2, 2008.

(9)        Robert Ripp is Chairman of the Board of Directors of the Company, and serves on the Compensation Committee and the Finance Committee.

(10)        Does not include 234,503 shares of Class A common stock with respect to which Robert Ripp (“Ripp”) may have the right to acquire in the future. Specifically, Ripp holds a debenture issued by the Company with a current principal amount of $187,500, which would be convertible into 121,753 shares of Class A common stock. Ripp also holds warrants which would be exercisable for an aggregate of 112,750 shares of Class A common stock. However, neither Ripp nor the Company is able to effect any additional conversion of the debenture or any exercise of the warrants to the extent that after giving effect to such issuance after conversion or exercise, as the case may be, Ripp would beneficially own in excess of 4.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of shares issuable upon conversion or exercise of the debenture or warrants. Given that Ripp currently holds in excess of 4.99% of the issued and outstanding share of Class A common stock, the debenture cannot be converted and the warrants cannot be exercised.

(11)        Gary Silverman is a member of the Board of Directors of the Company, and serves on the Audit Committee and the Compensation Committee.

(12)        Does not include 234,503 shares of Class A common stock with respect to which Shadow Capital LLC (“Shadow”) may have the right to acquire in the future. Specifically, Shadow holds a debenture issued by the Company with a current principal amount of $187,500, which would be convertible into 121,753 shares of Class A common stock. Shadow also holds warrants which would be exercisable for an aggregate of 112,750 shares of Class A common stock. However, neither Shadow nor the Company is able to effect any additional conversion of the debenture or any exercise of the warrants to the extent that after giving effect to such issuance after conversion or exercise, as the case may be, Shadow would beneficially own in excess of 4.99% of the number of shares of Class A common stock outstanding immediately after giving effect to the issuance of shares issuable upon conversion or exercise of the debenture or warrants. Given that Shadow currently holds in excess of 4.99% of the issued and outstanding share of Class A common stock, the debenture cannot be converted and the warrants cannot be exercised.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	an exchange distribution in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

—	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

—	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

—	a combination of any such methods of sale; or

—	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short (subject to the terms of the purchase agreement by and between the Company and such selling stockholder) and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

First Montauk Securities Corp., the placement agent for the offering of the convertible debentures to the selling stockholders, received in consideration for such services, among other things, warrants for the purchase of a total of 190,195 shares of common stock. All of such warrants, other than warrants to purchase 23,774 shares were issued to certain of First Montauk’s employees as designated by First Montauk. In compliance with FINRA Rule 2710(g)(1), First Montauk and such employees agreed to a prohibition on their ability to exercise the warrants for a period of six months following the effective date of the registration statement to which this prospectus is a part.

LEGAL MATTERS

Baker & Hostetler LLP, Orlando, Florida, has rendered an opinion that the shares of common stock offered hereby are legally issued, fully paid and non-assessable.

EXPERTS

The financial statements as of June 30, 2008 and 2007 and for each of the two years in the period ended June 20, 2008 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Cross, Fernandez & Riley, LLP, an independent registered public accounting firm, incorporated herein by reference, given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

—

Government Filings. We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

—	Stock Market. Our shares of common stock are traded on Nasdaq under the symbol LPTH.

—

Information Incorporated by Reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

—

Our Annual Report on Form 10-K for the year ended June 30, 2008 (filed on September 29, 2008 and as amended on January 26, 2009), which contains audited financial statements for the most recent fiscal year for which such statements have been filed.

—	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (filed on November 12, 2008).

—	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008 (filed on February 12, 2009).

—	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (filed on May 15, 2009).

—	Our definitive proxy statement related to our 2008 annual meeting of stockholders held on October 30, 2008, filed September 29, 2008.

—	The description of our common stock, which is contained in our registration statement filed on Form 8-A, dated January 13, 1996.

—	Our Current Report on Form 8-K filed on August 4, 2008.

—	Our Current Report on Form 8-K/A filed on August 6, 2008.

—	Our Current Report on Form 8-K filed on September 8, 2008.

—	Our Current Report on Form 8-K filed on September 25, 2008.

—	Our Current Report on Form 8-K filed on October 1, 2008.

—	Our Current Report on Form 8-K filed on October 8, 2008.

—	Our Current Report on Form 8-K filed on October 28, 2008.

—	Our Current Report on Form 8-K filed on October 30, 2008.

—	Our Current Report on Form 8-K filed on November 11, 2008.

—	Our Current Report on Form 8-K filed on November 17, 2008.

—	Our Current Report on Form 8-K filed on January 6, 2009.

—	Our Current Report on Form 8-K filed on January 26, 2009.

—	Our Current Report on Form 8-K filed on February 12, 2009.

—	Our Current Report on Form 8-K filed on May 7, 2009.

—	Our Current Report on Form 8-K filed on May 14, 2009.

—	Our Current Report on Form 8-K filed on May 22,2009.

You may request free copies of these filings by writing, telephoning or contacting us at the following:

Investor Relations Department

LightPath Technologies, Inc.

2603 Challenger Tech Court, Suite 100

Orlando, Florida 32826

(407) 382-4003

email: invrel@lightpath.com

We will provide without charge to anyone who receives a prospectus, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference in that information). Such a request should be directed to LightPath Technologies, Inc., 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826, Attention: Investor Relations, or if by telephone, (407) 382-4003.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses relating to the registration, sale and distribution of the shares, including sales commissions, are payable by the Registrant. All of the amounts shown are estimated except the SEC and Nasdaq registration fees.

SEC Registration Fee	$18
Nasdaq Listing of Additional Shares Fee	5,615
Legal Fees and Expenses (including Blue Sky)	7,500
Accounting Fees and Expenses	3,000
Brokerage Commissions, Discounts, Other Placement Agent Expenses	0
Printing and Miscellaneous Fees and Expenses	0

Total	$16,133

* Estimated

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (“DGCL”) makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the Registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s Certificate of Incorporation, as amended (the “Charter”) provides that the personal liability of each member of the Registrant’s Board of Directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director is eliminated. The effect of this provision in the Charter is to eliminate the rights of the Registrant and its stockholders (through stockholders’ derivative suits on behalf of the Registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. Specifically, Article TENTH of the Charter provides as follows:

TENTH: No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) under Section 174 of the DGCL.

This Article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article became effective.

In addition, Article VII of the Registrant’s Bylaws provides, in summary, that the Registrant is required to indemnify to the fullest extent permitted by applicable law, any person made or threatened to be made a party or involved in a lawsuit, action or proceeding by reason that such person is or was an officer, director, employee or agent of the Registrant. Indemnification is against all liability and loss suffered and expenses reasonably incurred. Unless required by law, no such indemnification is required by the Registrant of any person initiating such suit, action or proceeding without board authorization. Expenses are payable in advance if the indemnified party agrees to repay the amount if he is ultimately found to not be entitled to indemnification.

The Bylaws further provide that the indemnification rights provided for in the Bylaws shall not be deemed exclusive of any other rights to the indemnified party under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The Registrant provides indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances, which may include liability or related loss under the Securities Act and the Exchange Act.

ITEM 16.	EXHIBITS.

The Exhibits to this registration statement are listed in the Index to Exhibits on page 35.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(a)        (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i)        To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii)        To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this Registration Statement;

        (iii)        To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

        Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

        (2)         That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)        The Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida, on this 29th day of May, 2009.

LIGHTPATH TECHNOLOGIES, INC.

By:	/s/ J. James Gaynor
J. James Gaynor
President & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints J. James Gaynor his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. James Gaynor J. JAMES GAYNOR	President & Chief Executive Officer (Principal Executive Officer)	May 29, 2009

/s/ Dorothy M. Cipolla DOROTHY M. CIPOLLA	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 29, 2009

/s/ Robert Ripp ROBERT RIPP	Chairman of the Board and Director	May 29, 2009

/s/ Sohail Khan SOHAIL KHAN	Director	May 29, 2009

/s/ Dr. Steven Brueck DR. STEVEN R. J. BRUECK	Director	May 29, 2009

/s/ Louis Leeburg LOUIS LEEBURG	Director	May 29, 2009

/s/ Gary Silverman GARY SILVERMAN	Director	May 29, 2009

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

*4.1

Rights Agreement dated as of May 1, 1998, between LightPath Technologies, Inc., and Continental Stock Transfer & Trust Company (Filed as Exhibit 1 to Registration Statement on Form 8-A filed April 28, 1998, and incorporated herein by this reference.)

*4.2

First Amendment to Rights Agreement dated as of February 25, 2008 between LightPath Technologies, Inc., and Continental Stock Transfer & Trust Company (Filed as Exhibit 2 to Amendment No. 1 to Registration Statement on Form 8-A filed February 25, 2008, and incorporated herein by this reference.)

*4.3

Securities Purchase Agreement dated as of August 1, 2008, among LightPath Technologies, Inc., and the selling stockholders signatory thereto (Filed as Exhibit 4.6 to Form 8-K/A filed August 6, 2008, and incorporated herein by this reference.)

*4.4

Registration Rights Agreement dated as of August 1, 2008, among LightPath Technologies, Inc., and the selling stockholders signatory thereto (Filed as Exhibit 4.2 to Form 8-K/A filed August 6, 2008, and incorporated herein by this reference.)

*4.5

Security Agreement dated as of August 1, 2008, among LightPath Technologies, Inc., and the selling stockholders signatory thereto (Filed as Exhibit 4.3 to Form 8-K/A filed August 6, 2008, and incorporated herein by this reference.)

*4.6

Subsidiary Guarantee dated as of August 1, 2008, by Geltech Inc., and LightPath Optical Instrumentation (Shanghai), Ltd., in favor of the selling stockholders signatory thereto (Filed as Exhibit 4.4 to Form 8-K/A filed August 6, 2008, and incorporated herein by this reference.)

*4.7

Form of 8% Senior Secured Convertible Debenture dated as of August 1, 2008, issued by LightPath Technologies, Inc., to certain selling stockholders (Filed as Exhibit 4.5 to Form 8-K/A filed August 6, 2008, and incorporated herein by this reference.)

*4.8

Form of First Amendment to 8% Senior Secured Convertible Debenture due August 1, 2011, dated as of December 31, 2008, between LightPath Technologies, Inc. and debenture holders (Filed as Exhibit 4.7 to Form 8-K filed January 6, 2009, and incorporated herein by this reference.)

*4.9

Form of Common Stock Purchase Warrant dated as of August 1, 2008, issued by LightPath Technologies, Inc., to certain selling stockholders (Filed as Exhibit 4.1 to Form 8-K/A filed August 6, 2008, and incorporated herein by this reference.)

5.1	Opinion of Baker & Hostetler LLP, regarding legality of shares being offered. (Filed herewith.)

23.1	Consent of Baker & Hostetler LLP, regarding legality of shares being offered. (Contained in its opinion filed as Exhibit 5.1.)

23.4	Consent of Cross, Fernandez and Riley, LLP (Filed herewith.)

24.1	Powers of Attorney (Included on Signature Page.)

*Previously Filed.